FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of December 2004
Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X       Form 40-F
                                ---                ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes       No  X
                                    ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:


CEZ is Considering the Redemption of Shares of Skoda Praha
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The energy company is completing an offer to purchase the shares of the minority shareholders of Skoda Praha. The actual offer is expected to be announced by the end of January 2005.

Hereby, company CEZ, a.s. informs pursuant to Section 183e, subsection 3 of Act no. 513/1991 Coll., the Commercial Code, as amended, on the resolution of its relevant bodies to pursue the unconditional and unlimited offer, pursuant to
Section 183a and the conditions set forth under Section 183b, subsection 15 of the Commercial Code, to acquire from all the owners of the securities the ordinary bearer shares issued by the company SKODA PRAHA a.s., with its registered seat at Prague 6, Milady Horakove no.109, location no. 116, Post Code 16041, Identification no.00128201.

The energy company CEZ became the majority owner of Skoda Praha in January this year, after its stake in Skoda Praha rose from the initial 29.8% to 68.88%. The stake of the National Property Fund of the Czech Republic dropped from 54.77% to 24.28%. This is mostly due to the settlement agreement between CEZ and Skoda Praha executed in June last year.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   CEZ, a. s.

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                                                  (Registrant)
Date:  December 15, 2004

                                            By: /s/ Libuse Latalova
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                                                 Libuse Latalova
                                         Head of Finance Administration